SECURITIES AND EXCHANGE COMMISSION
Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 16th June 2003

MITCHELLS & BUTLERS plc
(Registrant’s name)

20 North Audley Street
London W1K 6WN, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Director’s Interest in Shares

Tim Clarke, the Chief Executive of Mitchells & Butlers plc (“MAB”) has today acquired 80,000 MAB ordinary shares at 222.3789p per share, bringing his total holding in MAB to 295,791 shares.

M.J.N. Bridge
Deputy Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MITCHELLS & BUTLERS plc
(Registrant)

By:	/s/ M.J.N. Bridge
Name:	M.J.N. BRIDGE
Title:	HEAD OF SECRETARIAT

Date:	16th June 2003